UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

May  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-12  May 13, 2004

DESCRIPTION:

Queenstake Resources Reports First Quarter 2004 Net Loss

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

                     (Registrant)

Date  May 21,  2004

By         “Doris Meyer”

                                        (Signature)

     Doris Meyer, Corporate Secretary

             Queenstake Resources Ltd.

News Release 2004-12

May 13, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

Queenstake Resources Reports First Quarter 2004 Net Loss

Denver, Colorado – May 13, 2004 - Queenstake Resources Ltd. (TSX:QRL) reports its operating and financial results for the first quarter of 2004.  Unusually severe winter conditions throughout Northern Nevada negatively affected gold production, earnings and cash flow.

First quarter highlights:

  48,632 ounces of gold production

  Revenue of $18.0 million from the sale of 45,230 ounces of gold

  Loss from operations of $4.6 million

  Net loss of $6.6 million, or $0.02 per share

  $0.9 million cash used in operations

  Cash operating costs of $388 per ounce

Queenstake Chief Executive Officer Chris Davie said: “After a successful 2003, our first quarter results are, naturally, disappointing, but we believe they are anomalous and production is currently running at budgeted levels.  Production was once again affected in the first quarter by severe winter weather, although the situation was also affected by lower than average mined grades and mill recoveries.  Both of these are transient conditions that are now rectified.  2004 is a transition year for Jerritt Canyon; as we develop toward newly converted reserves for efficient production next year, some of the areas we have been mining this quarter are small, scattered ore shapes in which it is sometimes difficult to maintain continuity of operation and which are sometimes subject to waste dilution. During the quarter, we have developed for production more substantial blocks of ore, particularly in Zone 6 of the SSX Mine which will provide a solid basis for production for the remainder of the year.  The low production in the first quarter makes our 2004 target of 300,000 ounces of production difficult but not impossible to achieve.  The most likely result is 270,000 to 290,000 ounces for the year, with reducing cash operating costs per ounce as production increases.”

Operating Results

Mining through the first quarter averaged approximately 2,665 tons per day at an average grade of 0.244 ounces of gold per ton (opt); ore processing averaged approximately 3,205 tons per day at an average grade of 0.209 opt.  Ore processing included an average of 540 tons per day of lower grade ore, stockpiled by former owners.  Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.

Gold production during the three-month period ended March 31, 2004 had been expected to approximate 52,000 ounces.  The 48,632 ounces of gold production was approximately 6.5% below expectation.  The shortfall was a result of unusually wet and heavy snowfall throughout the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.  Process recoveries were also affected by characteristics of some of the ores milled, a transient situation, and by variability in mill feed rates.  The $388 per ounce cash operating costs during the first quarter is primarily a result of the lower than budgeted gold production.

Jerritt Canyon Operations Data

Three months ended[1]
March 31, 2004
Gold ounces produced	48,632
Gold ounces sold	45,230
Average sales price per ounce	$ 410
Cash operating costs per ounce	$ 388
Ore tons mined	242,498
Average grade mined (opt)[2]	0.244
Tons processed	291,832
Grade processed	0.209
Process recovery	79.7%
[1]The company acquired the Jerritt Canyon Mine on June 30, 2003, consequently does not have Q1, 2003 comparative data
[2] "opt” denotes ounces of gold per ton

The Company plans for lower production levels during the heavy-snowfall months, typically January through March, during which time the operations place more emphasis on underground mine development to ensure the availability of ore for processing during the drier months.  Development of higher grade and less refractory ores during the first quarter of 2004 is expected to lead to expanded mine and mill production over the remaining nine months of the year, during which time gold production of 220,000 to 240,000 ounces is expected, or 270,000 to 290,000 ounces for the full year.  Cash operating costs are expected to average $240 to $260 per ounce for the remaining nine months of the year, $265 to $285 per ounce for the full year.

Financial Results

The Company reported a net loss of $6.6 million ($0.02 per share) for the three months ended March 31, 2004. The principal components of this loss, as illustrated in the attached Consolidated Statements of Loss are: loss from operations of $4.6 million, gain on disposal of assets of $0.6 million and interest expense of $2.6 million.

First quarter revenues of $18.0 million were generated from the sale of 45,230 ounces of gold.  The average price realized was $410 per ounce.  Revenue is net of a $0.6 million cost of gold put options which expired during the quarter.

The Company sells its gold at the spot price and has no forward sales commitments.  At March 31, 2004, the Company had 209,226 gold put options, each with a strike price of $330 per ounce and subject to a maximum settlement value of $40 per ounce.  The puts were purchased as a condition of the term loan related to the Jerritt Canyon acquisition.  They expire monthly through June 2005 with a total of 153,414 puts expiring through the remaining nine months of 2004 and 55,812 puts expiring in the first six months of 2005.  The cost of the puts is recognized as a reduction to sales revenue when the puts expire or are exercised.

First quarter operating costs of $17.85 million are consistent with expectations.  However, the relatively low gold production results in a higher per ounce cost.  Similarly, depreciation, depletion and amortization costs of $3.6 million are consistent with expectations.  Exploration expense of $0.5 million was incurred for target generation and follow-up within the Jerritt Canyon District.

Other income, net of other expense, includes a one-time gain of $0.6 million resulting from the disposition of the Company’s wholly owned subsidiary Pangea Resources Inc., which owned 100% of the Magistral gold mine in Sinaloa, Mexico, and certain related assets.  The Pangea shares and related assets had been classified as assets to be disposed of by sale, with a carrying value of $8.1 million, at December 31, 2003.  On February 2, 2004, the sale was completed, at which time the Company received $4.0 million in cash from the buyer, Nevada Pacific Gold Ltd. (“NPG”), 2,000,000 common shares of NPG, subject to a four-month hold period, and a $3.0 million note payable by NPG on August 2, 2004, secured by a general security agreement over all of NPG’s assets.  Fair value of the consideration received in the sale of Pangea and related assets has been estimated at $8.7 million.

Interest expense of $2.6 million for the first quarter results from the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as other notes and capital leases assumed in the Jerritt Canyon acquisition.  The term loan bears interest at the U.S. prime interest rate plus 7%, a current effective interest rate of approximately 11%.  Interest expense includes a $2.3 million non-cash component, comprised principally of amortization of costs incurred in arranging the term loan.

Liquidity and Capital Resources

Relatively low gold production and the resulting reduced level of gold ounces sold during the quarter resulted in $0.9 million cash being used in operations.  The Company believes that use of cash in the operations is unusual and unlikely to represent results for the balance of the year. The Company’s cash flow from operations is influenced principally by gold production and gold prices.  Future gold production is expected to be higher than production levels achieved during the three months ended March 31, 2004, resulting in improved cash flows from operations.

The Company invested $3.2 million on the Jerritt Canyon Mine during the three months ended March 31, 2004, principally in underground mine development and reserve expansion programs.  The Company anticipates investing an additional approximately $15 million through the remaining nine months of 2004 on similar programs and for new mining equipment, and it plans to spend approximately $4 million on district exploration, the latter to be expensed for accounting purposes.

The March 31, 2004 balance of the Jerritt Canyon acquisition term loan is $3.6 million, down from $10 million at December 31, 2003.  The entire $4.0 million cash consideration received from the completion of the sale of Pangea Resources Inc. was used to reduce the term loan, as required by the loan terms.  In addition, the Company repaid $2.5 million on March 31, 2004, as scheduled.

Conference Call

Queenstake has scheduled a conference call on Friday, May 14, 2004 at 10:00 A.M. Mountain Daylight Time for management to discuss the first quarter results with the investment community.

The conference call may be accessed by telephone:

United States and Canada:

888-639-6218

International:

334-420-2502

The call will be recorded and may be replayed at any time for one week by telephone

United States and Canada:

866-219-1444

International:

703-925-2474

using the access code:  465344

Alternatively, a replay will also be available on our website the day following our conference call.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7 million ounces of gold since 1981.  The Mine is expected to continue gold production at a rate of approximately 300,000 ounces per year for the foreseeable future.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Appendix

CONSOLIDATED STATEMENTS OF LOSS Unaudited
(In Thousands of U.S. Dollars, except per share amounts)	March 31, 2004	March 31, 2003
Gold Sales	$ 17,958	$ -
Costs and expenses
Operating	17,847	-
Depreciation, depletion and amortization	3,629	1
Exploration	487	-
General and administrative	595	580
	22,558	581
Loss from operations	(4,600)	(581)
Other income, net of other expense	(697)	(222)
Stock-based compensation	42	-
Interest expense	2,595	-
Foreign exchange (gain) loss	66	(56)
Non-controlling interest	-	(4)
	2,006	(282)
Net loss	$ (6,606)	$ (299)
Net loss per share – basic and diluted	($0.02)	$0.00
Weighted average number of shares outstanding (000’s) - basic	364,621	75,171